SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 3)

Pershing Gold Corporation
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

715302105
(CUSIP Number)

Copy To: Harvey Kesner, Esq. 61 Broadway, 32nd Flr New York, NY 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715302105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
19,959,814*
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
19,959,814*
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,959,814*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1% * (based on 220,128,936 shares of Common Stock issued and outstanding as of June 20, 2012)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

* Includes 5,818,333 shares of common stock held by Mr. Honig, 283,815 shares of common stock held by GRQ Consultants, Inc. 401K (“GRQ 401K”), 591,000 shares of common stock held by GRQ Consultants, Inc. (“GRQ Consultants”), and options to purchase 13,266,666 shares of common stock held for the account of Mr. Honig which may be exercised within 60 days. Excludes 3,000,000 shares of the unvested grant of restricted common stock (“Restricted Stock Award”) issued to Mr. Honig on June 18, 2012 by the Issuer, which Restricted Stock Award shall vest pursuant to the following schedule: (a) one-third of the shares shall vest one year from the date of issuance of the Restricted Stock Award; (b) one-third of the shares shall vest two years from the date of issuance of the Restricted Stock Award; and (c) one-third of the shares shall vest three years from the date of issuance of the Restricted Stock Award. Mr. Honig is the trustee of GRQ 401K and President of GRQ Consultants, and, in such capacity, has voting and dispositive power over the securities held by GRQ 401K and GRQ Consultants.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.0001 per share (the "Common Stock"), of Pershing Gold Corporation, a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1658 Cole Boulevard, Building 6-Suite 210, Lakewood, CO 80401.

Item 2. Identity and Background

(a) This statement is filed on behalf of Barry Honig (the “Reporting Person”).

(b) The Reporting Persons’ business address is 4400 Biscayne Boulevard, Miami FL 33137.

(c) The Reporting Person is a private investor and consultant to early stage companies.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

All shares were purchased in the open market with the Reporting Person's personal funds or with investment funds in the entities controlled by the Reporting Person.

Item 4. Purpose of Transaction

The Reporting Person acquired the Shares for investment purposes. The Reporting Person intends to monitor the investment in the Issuer on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests. The Reporting Person and his related entities may from time to time acquire additional shares of Preferred Stock and/or of Common Stock, dispose of some or all of the shares of Preferred Stock and/or of Common Stock then beneficially owned by it, discuss the Issuer’s business, operations, or other affairs with the Issuer’s management, board of directors, stockholders or others, explore an extraordinary corporate transaction, such as a sale, merger, reorganization or liquidation involving the Issuer or take such other similar actions as such Reporting Person may deem appropriate.

Except as set forth in this Statement, the Reporting Person has not, to the best knowledge of the Reporting Person, formulated any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)  The Reporting Person beneficially owns 19,959,814 shares or 9.1% of the Issuer’s common stock, including 5,818,333 shares of common stock held by the Reporting Person, 283,815 shares of common stock held by GRQ Consultants, Inc. 401K, 591,000 shares of common stock held by GRQ Consultants, Inc., and options to purchase 13,266,666 shares of common stock held for the account of the Reporting Person which may be exercised within 60 days. All beneficial ownership numbers and percentages exclude 3,000,000 shares of the unvested grant of restricted common stock (“Restricted Stock Award”) issued to Mr. Honig on June 18, 2012 by the Issuer, which Restricted Stock Award may not be exercised within 60 days.  The Restricted Stock Award shall vest pursuant to the following schedule: (a) one-third of the shares shall vest one year from the date of issuance of the Restricted Stock Award; (b) one-third of the shares shall vest two years from the date of issuance of the Restricted Stock Award; and (c) one-third of the shares shall vest three years from the date of issuance of the Restricted Stock Award.

(b)  The Reporting Person is the trustee of GRQ Consultants, Inc. 401K and President of GRQ Consultants, Inc. and, in such capacity, has voting and dispositive power over the 283,815 shares of common stock held by GRQ Consultants, Inc. 401K and the 591,000 shares of common stock held by GRQ Consultants, Inc.

(c)  On June 18, 2012, the Issuer granted to the Reporting Person a fully-vested 10-year option to purchase 1,000,000 shares of the Issuer’s common stock at a strike price equal to the closing price of the Issuer’s common stock on the trading day immediately prior to the grant date.

(d)  To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 19,959,814 shares of common stock reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2012

By:	/s/ Barry Honig
Name: Barry Honig